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                          June 11, 2021

       Robert Mattacchione
       Chief Executive Officer
       Novo Integrated Sciences, Inc.
       11120 NE 2nd Street, Suite 100
       Bellevue, WA 98004

                                                        Re: Novo Integrated
Sciences, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 8, 2021
                                                            File No. 333-256892

       Dear Mr. Mattacchione:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Folake
Ayoola, Senior Counsel, at 202-551-3673 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Technology
       cc:                                              Laura Anthony